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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE

ACCRUE AND MARKETWAVE ANNOUNCE AGREEMENT TO MERGE, FURTHER STRENGTHENING POSITION IN THE ENTERPRISE EBUSINESS ANALYSIS MARKET

MARKETWAVE ADDS SIGNIFICANTLY TO ACCRUE'S EMPLOYEE TALENT, TECHNOLOGY, CUSTOMER BASE AND DISTRIBUTION CHANNELS

FREMONT, CALIF., -- SEPTEMBER 15, 1999 -- Accrue Software(TM), Inc., (NASDAQ:
ACRU), a leading provider of eBusiness analysis software and services, today announced that it has signed a definitive agreement to merge with Marketwave Corporation, a privately held company that develops the Hit List(R) family of scalable solutions for analyzing Web traffic on Internet and intranet sites. Upon closing of the transaction, Marketwave will become a wholly owned subsidiary of Accrue Software. Specific terms of the agreement were not released; however, Marketwave's outstanding stock will be exchanged for approximately 3.5 million shares of Accrue common stock. The closing, which is subject to certain customary closing conditions, is expected to occur on or prior to September 30, 1999.

"We saw tremendous synergy between Marketwave's technology and expertise and our own. By combining the two companies, Accrue will be a more powerful player in the Web site eBusiness analysis market with critical mass of customers, employees and revenue," said Richard Kreysar, president and CEO of Accrue. "The merger provides five key benefits: broadest platform coverage, clear technology leadership, outstanding people, an exceptional referencable customer list and expanded worldwide sales channels."

"Accrue's Insight is the eBusiness analysis leader in the Solaris world, and Marketwave's Hit List is the leader in the Windows NT world," said Steve Podradchik, founder and CEO of Marketwave, who will take a seat on Accrue's board of directors. "Combined, the two companies create a very strong unified force in the market, being the leading vender of Web site analysis solutions."

The combined company will have more than 300 enterprise-class customers. Marketwave brings Ask Jeeves, Broadcast.com, Buy.com, Citibank, Compaq, Dell, Egghead.com, IBM, and Shopping.com. Coupled with Accrue's stellar customer list of companies with significant Web initiatives that includes Oracle Corporation, Preview Travel, Hearst New Media, Bank of America, ShopNow.com and TheStreet.com, Accrue becomes the worldwide leader in number of customers for enterprise eBusiness analysis applications.


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The merger also expands the platform and database options from which customers can choose to include Microsoft Windows NT and Sun Solaris operating systems with SQL Server, DB2, Informix/Redbrick or Oracle databases.

"With this merger, Accrue now offers the most platform and database choices for enterprise eBusiness analysis, as well as one of the largest customer bases in the industry," said Kreysar. "Our expanded engineering, sales and customer service efforts will be focused on Accrue Insight, Hit List Live and Hit List Enterprise, all of which are aimed at the high-end market of companies with significant Web initiatives and visitor traffic."

ABOUT ACCRUE SOFTWARE

Accrue Software, Inc., is a leading provider of eBusiness data collection and analysis software and services. Accrue's flagship product, Accrue Insight, is a comprehensive and highly scalable application that enables eBusiness managers to make marketing and merchandising decisions that increase the effectiveness of their eBusiness in attracting new customers, increasing sales and maintaining customer loyalty.

Accrue Software was founded in 1996 and is headquartered in Fremont, Calif. with regional sales offices throughout the US, and an international office in London, England. The company's fast-growing list of customers includes Apple Computer, DHL Airways, DreamWorks SKG, Federal Express, Ford Motor Company, Miller Freeman, Inc., Motorola, Preview Travel, San Jose Mercury News, Standard & Poor's MMS, Sun Microsystems, TheStreet.com, and T. Rowe Price. Accrue has strategic partnerships with Vignette Corporation, Art Technology Group, Inc., Oracle Corporation, IBM, and Organic Online Services. Accrue Software can be reached at 1/888/4ACCRUE or 510/580-4500. For more information on the company, visit www.accrue.com.

Accrue will expand its U.S. distribution channels to include Marketwave's domestic VAR channels, as well as gain reseller channel partners worldwide.

Marketwave's Seattle location will become another Accrue facility, focusing on the Hit List solutions for development, customer service and marketing while Accrue Insight will continue to be supported and developed in California. This provides excellent recruiting access in two of the top high technology areas in the country, Seattle and Silicon Valley.

ABOUT MARKETWAVE CORPORATION

Marketwave was founded in 1996 by Seattle Internet entrepreneur and former Microsoft manager Steve Podradchik to provide software that allows marketing and business professionals to maximize their Internet marketing opportunities. Marketwave's enterprise-class solutions are used by hundreds of companies worldwide.

Marketwave's Hit List Live 4.0 is an enterprise-class Windows NT eBusiness analysis program that uses a proprietary technology called DataLink(TM) to integrate Web traffic with traditional business data such as accounting and sales databases, allowing marketing and advertising


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managers to see real ROI data and track how changes in visitors' demographics and psychographics affect browsing and purchasing behavior.

NOTE TO FINANCIAL ANALYSIS:

The briefing will be held at 5:15 am PST on September 15, 1999

Dial-in number: 800-288-9626 / follow the voice prompts The briefing will also be available for playback at 11:00 am PST on September 15, 1999 through September 29, 1999.

Dial-in number: US - 800-475-6701 / access code is 470853 International 320-365-3844 / access code is 470853

Except for the historical information contained herein, the matters discussed in the news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Accordingly, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Potential risks and uncertainties include, without limitation, the Company's limited operating history, history of losses, fluctuations in operating results, competition in the eBusiness analysis market, reliance on sales from a single product for its revenue, reliance on expanding sales operations and distribution channels and potential difficulties associated with the integration of the personnel, operations and products of Marketwave with Accrue's personnel, operations and products. These and other risk factors are described in detail in the Company's Registration Statement on Form S-1, and in the Company's other filings with the Securities and Exchange Commission. Accrue does not undertake any obligations to publicly update and forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

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Accrue Software and Accrue Insight are trademarks of Accrue Software, Inc. All other trademarks are the properties of their respective owners. All rights reserved.

FOR MORE COMPANY & PRODUCT INFORMATION:
Accrue Software, Inc.
Alyce Menton
(510) 580-4541
amenton@accrue.com


Martell Communications
Colleen Martell
(408) 374-7420
cmartell@martellpr.com

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